Confidential treatment has been requested by OPKO Health, Inc. pursuant to 17 C.F.R. § 200.83 for certain portions of this letter. This letter omits confidential information (denoted with [***]) included in the unredacted version of the letter delivered to the Division of Corporation Finance.

October 11, 2018

Via: Email and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	OPKO Health, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018 File No. 001-33528

Dear Sir/Madame:

On behalf of OPKO Health, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated September 13, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 1, 2018 (File No. 001-33528) (the “Annual Report”).

Because of the confidential nature of information contained herein, this response letter includes a request for confidential treatment for selected portions of this letter, as indicated by [***], in accordance with the Freedom of Information Act, 5 U.S.C. § 552, as amended (“FOIA”). We have filed a separate letter with the Office of Freedom of Information and Privacy Act in connection with the confidential treatment request, pursuant to 17 C.F.R. § 200.83 (“Rule 83”). A complete version of this response letter has been separately furnished to the Commission. Please promptly inform the Company of any request for disclosure of the confidential portions herein made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

For your convenience, we have set forth the text of the Staff’s comments in bold, followed by the Company’s response thereto.

OPKO Health, Inc. | 4400 Biscayne Boulevard, Miami, FL 33137 | fax 305.575.4140 | www.opko.com

Securities and Exchange Commission

October 11, 2018

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations For the Years Ended December 31, 2017 and December 31, 2016

Revenues, page 61

1. Please address the following with respect to your response to prior comment one:

•

Regarding the reimbursement decrease in genomics (GeneDx) revenues, please tell us when you first became aware of the changes from payors regarding their requirements under their respective medical policies and where you disclosed the related expected impact on your future results of operations.

•

Also regarding the overall reimbursement decrease in your genomics (GeneDx) revenues, separately quantify for us the adjustments to estimated payment amounts from third party payors versus the changes from payors’ requirements under their medical policies. Tell us why your estimated payment amounts from third party payors changed.

•

Regarding the decrease in BioReference revenues, tell us the reason for the decrease in the reason you gave, when you first became aware of this trend, and where you disclosed the related expected impact of this trend.

•

Regarding the overpayment from a single payor received in error, tell us why you originally recorded the overpayment as revenue and how such classification complied with your revenue recognition accounting policy. In addition, tell us why your internal controls did not identify the overpayment as such.

Company’s Response:

In response to the Staff’s comments, the Company respectfully advises the Staff that it first became aware of changes from payors and began recognizing lower revenue in genomics (GeneDx) revenues in the second quarter of 2017 as a result of payor payment experience. The Company initially disclosed the reduction in genomics revenue in its Quarterly Report on Form 10-Q for the period ending June 30, 2017, filed with the Commission on August 8, 2017. Changes in payor payment behavior is often not uniform and the effect may not be quantifiable until updated information is obtained as actual payments are made over time. Nor does payor payment behavior, [***], follow a consistently observable trend across GeneDx’s various third-party payors. Therefore, the Company did not identify the decrease as a trend that required disclosure. The Company notes that revenue at GeneDx increased in both the first and second quarter of 2018 compared to the fourth quarter 2017. The Critical Accounting Policies section of the Company’s 2017 Annual Report includes the following disclosure regarding payor payment behavior and its potential impact on the Company’s results of operations:

Third-party payers, including government programs, may decide to deny payment or recoup payments for testing they contend were improperly billed or not medically necessary, against their coverage determinations, or for which they believe they have otherwise overpaid (including as a result of their own error), and we may be required to refund payments already received. Our revenues may be subject to retroactive adjustment as a result of these factors among others, including without limitation, differing interpretations of billing and coding guidance and changes by government agencies and payors in interpretations, requirements, and “conditions of participation” in various programs. We have processed requests for recoupment from third-party payers in the ordinary course of our business, and it is likely that

Securities and Exchange Commission

October 11, 2018

we will continue to do so in the future. If a third-party payer denies payment for testing or recoups money from us in a later period, reimbursement revenue for our testing could decline.

For 2017, the overall reimbursement decrease at GeneDx of approximately [***] was comprised of approximately [***] of adjustments to estimated payment amounts from third-party payors and approximately [***] as a result of [***]. As disclosed in the Critical Accounting Policies section of the Company’s Annual Report, the complexities and ambiguities of billing, reimbursement regulations and claims processing require the Company to estimate the potential adjustments in the recognition of revenue in the period the related services are rendered. Estimates are continually refined based on the results of known claims, denials and cash receipts resulting from billing. The changes in the estimated payment amounts recognized during the year ended December 31, 2017 were primarily attributable to [***] changes in payor payment decisions under their respective medical policies.

The Company became aware of a decrease in volume and reimbursement in its clinical testing in the second half of 2017. The decrease in BioReference’s clinical testing revenue is primarily attributable to a [***]. The Company addressed [***] and did not believe the decrease in volume or clinical testing revenue in the second half of 2017 was indicative of a continuing trend requiring disclosure. The Company notes BioReference’s clinical testing revenue increased in both the first and second quarter of 2018 compared to the fourth quarter 2017.

The Company was notified by a payor in October 2017 that it had received certain overpayments resulting from a payor system error. Previous to that notification, the Company was not aware that it was being overpaid and there was no indication that the Company was in violation of any contractual terms or regulatory requirements as a result of the payments it was receiving from the payor. As discussed in the Critical Accounting Policies section of the Annual Report, the Company may be required to refund payments it has already received. The Company’s revenues may be subject to retroactive adjustment and the Company processes requests for recoupment from third-party payers in the ordinary course of business.

The adjustment for the payor overpayment was a result of payor error and not an error on the Company’s part. As noted, there was no indication that the Company was in violation of contractual terms or regulatory requirements as a result of the payor overpayment and accordingly, the Company’s internal controls did not identify the overpayment as an error in the application of the Company’s revenue recognition accounting policy.

2.

We believe the disaggregated information, quantitative and qualitative, provided in your response and the additional information to be provided in response to the above comment is relevant to an investor’s understanding of your operations. As such, please provide us proposed disclosure and identify the filing(s) that you intend to include it in.

Company’s Response:

In response to the Staff’s comment, the Company proposes including disclosure substantially similar to the following in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018:

Securities and Exchange Commission

October 11, 2018

Revenue from services for the year ended December 31, 2017 decreased approximately [***] compared to the prior year. The decrease in revenue from services is attributable to approximately [***]. Partially offsetting these decreases, [***] had a positive effect in our genomics testing revenue of approximately [***]. Revenue from services was also impacted by a decrease in clinical testing revenue of approximately [***] attributable to [***] and [***]. Revenue from services for the year ended December 31, 2017 was also affected by claims of overpayment as a result of payor error of approximately [***].

*****

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (305) 575-4148.

Sincerely,

/s/ Adam Logal
Adam Logal Chief Financial Officer